# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Anteris Technologies Global Corp., CIK 0002011514
CUSIP: 03675P102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 860 BLUE GENTIAN ROAD, SUITE 340, EAGAN,, Minnesota (MN), 55121
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001079973-25-000120
Filed by CIK 0001817646

## Reporting persons
- L1 Capital Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 13,277,407; shared voting power 0; sole dispositive power 13,277,407; shared dispositive power 0; aggregate amount beneficially owned 13,277,407 (13.46% of the class)

## Item 1. Issuer
Name of issuer: Anteris Technologies Global Corp.
Address of issuer's principal executive offices:
860 BLUE GENTIAN ROAD, SUITE 340, EAGAN,, MINNESOTA
55121

## Item 2. Person Filing
Name of person filing: L1 Capital Pty Ltd
Address of principal business office or, if none, residence:
LEVEL 45
101 COLLINS STREET
MELBOURNE VIC 3000, Australia
00000
Citizenship: AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Australian investment manager and Australian Financial Services License (AFSL) holder regulated by the Australian Securities and Investments Commission (ASIC)

## Item 4. Ownership
Amount beneficially owned:
13,277,407

This amendment refers to a Schedule 13G filed with the Securities and Exchange Commission on February 05, 2026, covering 7,812,000 shares of Common Stock and 5,407,814 CHESS Depository Instruments ("CDIs") which trade on the Australian Stock Exchange and each represent one underlying share of Common Stock. The amount in Rows (5), (7) and (9) consists of 6,584,603 shares of common stock, 5,359,470 CDIs, and 1,333,334 CDI warrants which each represent one CDI and are exercisable within 60 days (at a price of AUD 11.50). The shares are held by the L1 Long Short Fund Limited, the L1 Capital Long Short Fund, the L1 Capital Long Short (Master) Fund, the L1 Capital Global Long Short Fund, the L1 Global Long Short Fund Limited, the L1 Capital Global Long Short (AUD Offshore) Fund, and the L1 Capital Global Long Short (Master) Fund, all controlled and managed by L1 Capital Pty Ltd. The percentage set forth on Row (11) of the cover page for the reporting person is based on 98,675,537 shares of Common Stock outstanding based on the current shares outstanding plus the CDI warrants held.
Percent of class: 13.46
Sole power to vote or to direct the vote: 13,277,407
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,277,407
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- L1 Capital Pty Ltd: /s/ Joel Arber, Joel Arber, Director (08/07/2026)